Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Norbord Inc. (“Norbord”)

1 Toronto Street, Suite 600

Toronto, ON

M5C 2W4

Item 2	Date of Material Change

February 1, 2021

Item 3	News Release

Norbord disseminated a joint news release with West Fraser Timber Co. Ltd. (“West Fraser”) in respect of the material change on February 1, 2021 via Canada Newswire. The joint news release was filed on SEDAR on February 1, 2021.

Item 4	Summary of Material Change

On February 1, 2021, West Fraser completed its previously announced acquisition of all of the issued and outstanding common shares of Norbord (“Norbord Shares”) for 0.675 of a West Fraser common share (“West Fraser Share”) in respect of each Norbord Share held (the “Transaction”). The Transaction was implemented by way of a court-approved plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act. As a result of completing the Transaction, Norbord has become a wholly-owned subsidiary of West Fraser.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On February 1, 2021, West Fraser completed its previously announced acquisition of all of the issued and outstanding Norbord Shares for 0.675 of a West Fraser Share in respect of each Norbord Share held. The Transaction was implemented by way of the Plan of Arrangement. As a result of completing the Transaction, Norbord has become a wholly-owned subsidiary of West Fraser.

The West Fraser Shares have been listed on the New York Stock Exchange (“NYSE”) under the stock symbol “WFG”. The Norbord Shares were delisted from the NYSE on February 1, 2021 and from the Toronto Stock Exchange on February 2, 2021.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Robin Lampard

Senior Vice President and Chief Financial Officer of Norbord

(416) 365-0705

Item 9	Date of Report

February 2, 2021

2